Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Reporting Issuer
New Gold Inc. (“New Gold” or “the “Company”) Suite 3510, 181 Bay Street Toronto, Ontario M5J 2T3

Item 2.	Date of Material Change
May 9, 2018

Item 3.	News Release
A press release with respect to this material change report was issued by New Gold on May 9, 2018 through Canadian Newswire and filed on the System for Electronic Document Analysis and Retrieval.

Item 4.	Summary of Material Change
On May 9, 2018, New Gold announced the appointment of a new President and CEO.

Item 5.	Full Description of Material Change
See press release attached as Schedule A.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
The report is not being filed on a confidential basis.

Item 7.	Omitted Information
No information has been omitted.

Item 8.	Executive Officer
Lisa Damiani, General Counsel, Vice President, Government Relations and Corporate Secretary
(416) 324-6000

Item 9.	Date of Report
May 22, 2018

SCHEDULE A

New Gold Announces Appointment of President and CEO

May 9, 2018 – New Gold Inc. (“New Gold” or the “Company”) (TSX:NGD) (NYSE American:NGD) has appointed Raymond Threlkeld as the new President and Chief Executive Officer of the Company. Mr. Threlkeld succeeds Hannes Portmann, who has left the company to pursue other opportunities. Mr. Threlkeld will continue as a member of the Board of Directors.

Mr. Threlkeld brings extensive operating and executive leadership experience to the team, highlighted by his strong track record of value creation and his depth of knowledge of New Gold’s operating assets. He has been a member of the Board since 2009 and was the Company’s Interim Chief Operating Officer from December 2016 to September 2017. Prior to that, Mr. Threlkeld was President and Chief Executive Officer of Rainy River Resources Ltd. through 2013 when it was acquired by New Gold, and from 2006 to 2009, he was President and Chief Executive Officer of Western Goldfields Inc. when it merged with New Gold.

“On behalf of New Gold and the Board of Directors, I would like to thank Hannes for his dedication and significant contributions since joining the company in 2008, and most particularly in bringing the Rainy River Mine into production during his tenure as President and Chief Executive Officer. We wish him great success in his future endeavours,” stated Ian Pearce, Chair of the Board.

“Under Ray’s leadership, New Gold will continue to focus on delivering steady, operational performance at Rainy River and enhancing our financial flexibility to execute on our capital priorities," added Mr. Pearce. “I look forward to working with Ray as we continue to advance a disciplined approach to both productivity and value creation from our portfolio of long-life assets. We want to ensure that every dollar we generate is applied to the highest-returning opportunity – whether that is building our balance sheet strength or enhancing the ability of our assets to deliver strong and stable returns.”

About New Gold Inc.

New Gold is an intermediate gold mining company. The Company has a portfolio of four producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the Company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

For further information, please contact:

Julie Taylor

Director, Corporate Communications and Investor Relations

Direct: +1 (416) 324-6015 TF: 1-888-315-9715 Email: info@newgold.com

www.newgold.com | TSX:NGD NYSE American:NGD |